July 20, 2007

By Fax to (202) 772-9212

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Louise Dorsey

Re:	Federal Realty Investment Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 1-07533

Ms. Dorsey:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to the Staff’s letter dated June 20, 2007. In order to facilitate your review of this letter, we have restated the Staff’s comment below and have included the Company’s response underneath of it.

Form 10-K for the year ended December 31, 2006

Note 2. Real Estate, page F-16

We have considered your response to our prior comment one. After reviewing your SAB 99 analysis, we continue to believe that the operations and gain from sale of Greenlawn Plaza should be classified as continuing operations. Please revise your Form 10-K for the year ended December 31, 2006 to reflect the classification of the gain related to the sale of Greenlawn Plaza as well as its operating results prior to sale as continuing operations in accordance with paragraph 42 of SFAS 144 and EITF 03-13.

On June 5, 2006, the Company sold Greenlawn Plaza to an unconsolidated real estate partnership in which the Company owns a 30% interest and classified the related gain on sale and operating results prior to sale as discontinued operations. On June 6, 2007, the Staff requested the Company to classify the gain on sale of Greenlawn and its operating results prior to sale as continuing operations or to provide the Staff with support for a conclusion that the effect would be immaterial based on a SAB 99 analysis. Accordingly, the Company previously provided the Staff a SAB 99 analysis that focused on quantitative and qualitative reasons for the Company to conclude that the effect of including the gain on sale of Greenlawn Plaza and its operating results prior to sale in continuing operations would be immaterial.

In this response, the Company is expanding its discussion related to Greenlawn Plaza to include a discussion of the special provision relating to real estate investment trusts provided for in Rule 3-15 of Regulation S-X and some additional quantitative and qualitative support for the Company’s conclusion to not include the gain on sale of Greenlawn Plaza and its operating results prior to sale in continuing operations.

Rule 5-03 indicates the various captions which, if applicable, and except as otherwise permitted should appear on the face of the income statement. Rule 3-15, Special Provision as to Real Estate Investment Trusts states the following:

“(a)(1) The income statement prepared pursuant to Rule 5-03 shall include the following additional captions between those required by Rule 5-03.15 and 16: (i) Income or loss before gain or loss on sale of properties, extraordinary items and cumulative effects of accounting changes, and (ii) gain or loss on sale of properties, less applicable income tax.”

Accordingly, Rule 3-15, specifically requires real estate investment trusts such as the Company to include gain on the sale of properties between the captions discontinued operations (Rule 5-03.15) and extraordinary items and cumulative effect of changes in accounting principles (Rule 5-03.16). The classification of gain on sale of properties presented as a separate caption in accordance with Rule 3-15 due to continuing involvement can be seen in the filings of numerous real estate investment trusts. Though their presentation is not consistent with the Staff’s request to include the gain on sale of Greenlawn Plaza in continuing operations, this presentation is consistent with Rule 3-15 and prevalent reporting of such gains within the real estate investment trust industry and other registrants within the Company’s Standard Industry Code.

Therefore, the Company believes the appropriate quantitative analysis under SAB 99 should not be prepared based on classifying both the gain on sale of Greenlawn Plaza and its operating results prior to sale in continuing operations. The appropriate quantitative analysis should be prepared based on only classifying the operating results of Greenlawn Plaza prior to sale in continuing operations and classifying the gain on sale of Greenlawn Plaza as a separate caption after discontinued operations as required of real estate investment trusts by Rule 3-15.

The charts below detail the significant captions in the Company’s income statements and includes the amounts as filed in the Company’s 2006 Form 10-K compared to the amounts assuming the operating results of Greenlawn Plaza prior to sale were included in continuing operations and the gain on the sale of Greenlawn Plaza was presented as a separate caption in accordance with Rule 3-15. Additionally, the percentage change between these two presentations is presented in order to assist with the evaluation of materiality.

(In thousands)
2006 Statement of Operations	As Filed	As Required by Rule 3-15	Percentage Change
Total Revenues	451,022	451,849	0.2%
Total Expenses	251,986	252,543	0.2%
Operating Income	199,036	199,306	0.1%
Income from Continuing Operations	95,076	95,346	0.3%
Income from Discontinued Operations	23,636	15,925	-32.6%
Gain on the Sale of Real Estate	—	7,441	100.0%
Net Income	118,712	118,712	0.0%

2005 Statement of Operations	As Filed	As Required by Rule 3-15	Percentage Change
Total Revenues	408,469	410,330	0.5%
Total Expenses	232,944	234,016	0.5%
Operating Income	175,525	176,314	0.4%
Income from Continuing Operations	84,433	85,222	0.9%
Income from Discontinued Operations	30,179	29,390	-2.6%
Gain on the Sale of Real Estate	—	—	0.0%
Net Income	114,162	114,162	0.0%

2004 Statement of Operations	As Filed	As Required by Rule 3-15	Percentage Change
Total Revenues	383,612	385,387	0.5%
Total Expenses	232,052	233,010	0.4%
Operating Income	151,560	152,377	0.5%
Income from Continuing Operations	64,041	64,858	1.3%
Income from Discontinued Operations	20,115	19,298	-4.1%
Gain on the Sale of Real Estate	—	—	0.0%
Net Income	84,156	84,156	0.0%

This reclassification is clearly immaterial for all captions except for income from discontinued operations and gain on sale of real estate for 2006. While the impact to income from discontinued operations and gain on sale of real estate for 2006 is 32.6% and 100%, respectively, there is no impact to net income and the impact to continuing operations is between 0.3% and 1.3% for all years presented. Rule 3-15 segregates out gains on the sale of real estate for real estate investment trusts in order to provide transparency in operating results versus sales of real estate. The Company believes it has achieved this transparency with its income statement presentation as income from continuing operations is clearly not significantly misstated and the users of the Company’s financial statements would place little emphasis on a distinction between discontinued operations and a separate caption for gain on sale of real estate.

The Company has also provided transparency about the amount and nature of the gain on sale of Greenlawn Plaza with its footnote disclosures. Accordingly, the Company does not believe separate presentation of the gain on sale of Greenlawn Plaza is required and that it may be combined with the next most appropriate caption. Furthermore, the Company believes the next most appropriate caption is income from discontinued operations for the following qualitative reasons:

•

The gain on sale of real estate can be a significant amount for many real estate investment trusts, but such gain is not typically meaningful to the users of their financial statements (see FFO discussion below). Again, the Company believes that Rule 3-15 specifically responds to this point and as such, requires gain on the sale of real estate to be classified outside of continuing operations.

•

The company has sold a majority interest in Greenlawn Plaza to an unconsolidated partnership and its continuing interest in Greenlawn Plaza is not expected to play a significant role in the Company’s ongoing operations or profitability.

•

This is the only gain on sale of real estate resulting from the Company selling a property to its 30% owned real estate partnership since the inception of the partnership in 2004. Property sales to this unconsolidated real estate partnership are not a core part of the Company’s current or planned continuing operations.

•

Income from continuing operations for the last several years generally provides a trend that is meaningful to a user of financial statements and including the gain on sale of Greenlawn Plaza in continuing operations would misstate this trend. Excluding the gain on sale of Greenlawn Plaza from continued operations assists the users of the Company’s financial statements with assessing its “go forward” performance.

•	Rule 4-02 provides that is an amount which would otherwise be required to be shown with respect to any item is immaterial, it need not be separately set forth.

•

If the gain on sale of Greenlawn Plaza is not material enough to be presented as a separate caption in the Company’s income statement, classifying it as discontinued operations supported by adequate and appropriate disclosure (see Note 2 to the Company’s financial statements) provides consistency and clarity in reporting to the users of the Company’s financial statements.

Additionally, SAB 99 states, “magnitude by itself, without regard to the nature of the item and the circumstances in which judgment has to be made, will not generally be sufficient basis for a materiality judgment.” Accordingly, the Company believes the following additional qualitative factors are also relevant to considering if the Company’s income statement as filed in its 2006 Form 10-K should be restated for the classification of the gain on sale of Greenlawn Plaza and its operating results prior to sale:

•

The Company is generally evaluated by analysts based on funds from operations (FFO) a non-GAAP measure that excludes gains on sale of real estate. Thus, the geography of the gain on sale of Greenlawn Plaza on the statement of operations would not impact FFO.

•	The reclassification would have no effect on net income and thus, would not result in a change from a loss to income or vice versa.

•	The reclassification has no effect on cash flows.

•

The classification of Greenlawn Plaza in continuing operations would have no effect on compliance with loan covenants, regulatory requirements, or other contractual requirements. In fact, gain on the sale of real estate is excluded from all of the Company’s debt covenants.

•	The classification of Greenlawn Plaza would not impact management’s compensation.

•	The classification of Greenlawn Plaza does not involve concealment of an unlawful transaction.

•	The classification is clearly not a situation whereby management intentionally misstated the financial statements to manage earnings as earnings are unaffected by the classification.

•	The Company would not expect the market to react positively or negatively based on the classification of Greenlawn Plaza.

•

The sale of Greenlawn Plaza is a distinct event that is clearly disclosed in Note 2 to the Company’s Consolidated Financial Statements. Additionally, the Company clearly discloses the fact that Greenlawn Plaza was sold to its 30% owned unconsolidated real estate partnership.

Accordingly, based on Rule 3-15 and the above quantitative and qualitative discussion, the Company believes its presentation of the gain on sale of Greenlawn Plaza and its operating results prior to sale is appropriate, and it does not believe that reclassification of these items in its 2006 Form 10-K is warranted.

On August 1, 2007, the Company plans to file its Form 10-Q for the quarter ended June 30, 2007. Because the sale of Greenlawn Plaza occurred in the quarter ended June 30, 2006, this Form 10-Q will include an income statement for the period during which the sale occurred. The Company’s preference is to continue to classify the gain on sale of Greenlawn and its operating results prior to sale as discontinued operations. The Company believes its current presentation is inline with the interests of the users of its financial statements and their evaluation of the Company’s operating results. The Company also believes the Staff’s requested reclassification is inconsistent with Rule 3-15 and would result in its financial statements being less useful to the readers rather than more useful.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration in these matters.

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust
Kirk Rogers, Grant Thornton